SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date November 26, 2007_________________________________

BIOTECH HOLDINGS LTD.

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

News Release dated November 26, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Date: November 26, 2007

BIOTECH ADDS UNITED ARAB EMIRATES TO SUCANON DISTRIBUTION

Vancouver, B.C., November 26, 2007 - Biotech Holdings (the "Company", OTC BB: BIOHF.OB) reports that it has signed an agreement (the "Agreement") with a private company (the "UAE Distributor"), pursuant to which, for a period of three years with an option to renew, the UAE Distributor will have an exclusive right to market and distribute Sucanon Type II Diabetes drug ("Sucanon") in the United Arab Emirates including Dubai.

Pursuant to the agreement, the UAE distributor will have the option of receiving Sucanon either in pre-mix form from Canada or in tableted form from the Company`s contract tableter in Mexico.

The United Arab Emirates according to information quoted in the Globe and Mail newspaper November 14, 2007, page L6 and attributed to Diabetes Forecast magazine, published by the American Diabetes Association, has the world`s second highest percentage of adults afflicted by Type II Diabetes, at 19.5%, approximately one in five adults.

For further information, contact Austin Rand at Biotech Holdings, 1 (888) 216-1111, or info@biotechltd.com. For background information on Biotech Holdings, or to receive news updates, see www.biotechltd.com.

This release has been approved by the Board of Directors of Biotech Holdings Ltd.

Robert B. Rieveley, President

On behalf of the Board of Directors

Phone: (604) 295-1119

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management`s best judgement as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed. There is no assurance that sales, once begun in any specific market, will be material.